Filed Pursuant to Rule 253(g)(2)
File No. 024-11530

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 8 DATED OCTOBER 21, 2021
TO THE OFFERING CIRCULAR DATED JULY 30, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 30, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset disposition.

Asset Disposition

Controlled Subsidiary Investment - Waypoint Walcott Denver Sub, LLC

On June 20, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint Walcott Denver Sub, LLC (the “RSE Walcott Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $2,700,000, which was the initial stated value of our equity interest in the RSE Walcott Controlled Subsidiary (the “RSE Walcott Controlled Subsidiary Investment”). The RSE Walcott Controlled Subsidiary used the proceeds of the RSE Walcott Controlled Subsidiary Investment to develop a residential property totaling approximately 122 units and approximately 91,811 rentable square feet located at 2920 West 29th Ave, Denver, CO 80211 (the “RSE Walcott Property”). Details of this acquisition can be found here.

In Q1 2021, we increased the principal balance of the RSE Walcott Controlled Subsidiary Investment to $3,150,000 for cost overruns. On October 15, 2021, the RSE Walcott Controlled Subsidiary redeemed the RSE Walcott Controlled Subsidiary Investment in full. The RSE Walcott Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE Walcott Controlled Subsidiary Investment through the sale of the RSE Walcott Property. All preferred return payments were paid in full during the investment period, and the RSE Walcott Controlled Subsidiary Investment yielded an annualized rate of return of approximately 11.0%.